Exhibit 99.1

ICON Reports First Quarter 2025 Results

Highlights

•Net business wins in the quarter of $2,022 million; a net book to bill in the quarter of 1.01.

•Closing backlog of $24.7 billion, an increase of 0.3% on quarter four 2024 and 6.0% on quarter one 2024.

•Quarter one revenue was $2,001.3 million and quarter one adjusted EBITDA was $390.7 million or 19.5% of revenue.

•GAAP net income for the quarter was $154.2 million or $1.90 per diluted share.

•Quarter one adjusted net income was $258.3 million or $3.19 per diluted share.

•Net debt was $2.9 billion at March 31, 2025 with a net debt to adjusted EBITDA ratio of 1.7x.

•$250.0 million worth of stock repurchased in quarter one at an average price of $184.

•Updating full-year 2025 financial revenue guidance in the range of $7,750 - $8,150 million, representing a year - over -year decrease of -6.4% to -1.6%. Updating full-year 2025 adjusted diluted earnings per share* guidance in the range of $12.75 - $14.25, representing a year - over - year movement of -8.9% to +1.8%. Adjusted diluted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange, transaction-related / integration-related adjustments and their related taxation effect.

Dublin, Ireland, April 30, 2025 – ICON plc (NASDAQ: ICLR), a world-leading clinical research organization powered by healthcare intelligence, today reported its financial results for the first quarter ended March 31, 2025.

CEO, Dr. Steve Cutler commented, “ICON’s performance in quarter one was impacted by the volatility and cautiousness that continues to be present in the broader clinical development market. Bookings were below expectations due to delays in customer decision making, careful capital allocation and continued elevated cancellations. Despite additional revenue pressure from previously disclosed trial delays, ICON delivered adjusted EBITDA margin and earnings per share in-line with our expectations, due to focused resource utilization and strong cost control across the business.

We are updating our full year financial guidance primarily to exclude the two large next-generation COVID vaccine trials. However, we have very recently received a positive update on one of those studies and are actively working with the sponsor to resume work on this trial. On a full-year basis, we now anticipate revenue to be in the range of $7,750 - $8,150 million and adjusted diluted earnings per share in the range of $12.75 to $14.25, as we continue to carefully manage our resources to ensure delivery of critical development programs for our customers.”

First Quarter 2025 Results

Gross business wins in the first quarter were $2,681 million and cancellations were $659 million. This resulted in net business wins of $2,022 million and a book to bill of 1.01.

Revenue for the first quarter was $2,001.3 million. This represents a decrease of 4.3% on quarter one 2024 or a 3.2% decrease on a constant currency basis.

GAAP net income was $154.2 million, resulting in $1.90 diluted earnings per share in quarter one 2025 compared to $2.25 diluted earnings per share in quarter one 2024, a decrease of 15.6% year over year. Adjusted net income for the quarter was $258.3 million, resulting in an adjusted diluted earnings per share of $3.19 compared to $3.47 per share for the first quarter 2024.

Adjusted EBITDA for the first quarter was $390.7 million or 19.5% of revenue, a decrease of 12.0% on quarter one 2024.

The effective tax rate on adjusted net income in quarter one 2025 was 16.5%.

Cash generated from operating activities for the quarter was $268.2 million. During the quarter $28.9 million was spent on capital expenditure. $250.0 million worth of stock was repurchased at an average price of $184. Additionally, $7.4 million of Term Loan B payments were made during the quarter. At March 31, 2025, the Group had cash and cash equivalents of $526.7 million, compared to cash and cash equivalents of $538.8 million at December 31, 2024 and $396.1 million at March 31, 2024. Net indebtedness as at March 31, 2025 was $2.9 billion.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income and adjusted diluted earnings per share. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses, restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on May 1, 2025 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions.  These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release.  The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2025 guidance adjusted diluted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading clinical research organization powered by healthcare intelligence. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,250 employees in 97 locations in 55 countries as at March 31, 2025. For further information about ICON, visit: www.iconplc.com.

Source: ICON plc
Contact: Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024
(UNAUDITED)

	Three Months Ended
	March 31, 2025	March 31, 2024
	(in thousands, except share and per share data)

Revenue	$2,001,332	$2,090,386

Costs and expenses:
Direct costs	1,442,679	1,471,367
Selling, general and administrative	198,384	177,350
Depreciation and amortization	95,958	149,181
Transaction and integration related	5,404	6,991
Restructuring	39,346	—
Total costs and expenses	1,781,771	1,804,889

Income from operations	219,561	285,497
Interest income	1,802	1,930
Interest expense	(47,609)	(71,665)

Income before income tax expense	173,754	215,762
Income tax expense	(19,603)	(28,324)
Net income	$154,151	$187,438

Net income per Ordinary Share:

Basic	$1.91	$2.27
Diluted	$1.90	$2.25

Weighted average number of Ordinary Shares outstanding:

Basic	80,552,734	82,579,203
Diluted	80,924,355	83,249,303

ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

	March 31, 2025	December 31, 2024
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$526,698	$538,785
Accounts receivable, net of allowance for credit losses	1,387,462	1,401,989
Unbilled revenue	1,197,080	1,286,274
Other receivables	87,490	79,487
Prepayments and other current assets	153,340	140,435
Income taxes receivable	63,969	83,523
Total current assets	$3,416,039	$3,530,493

Non-current assets:
Property, plant and equipment, net	378,253	382,879
Goodwill	9,065,335	9,051,410
Intangible assets, net	3,501,307	3,559,792
Operating right-of-use assets	147,377	147,602
Other receivables	75,122	72,796
Deferred tax asset	77,404	74,758
Investments in equity	62,160	57,948
Total Assets	$16,722,997	$16,877,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$118,168	$173,025
Unearned revenue	1,497,166	1,614,758
Other liabilities	994,308	923,603
Income taxes payable	49,888	55,258
Current bank credit lines, loan facilities and notes	29,762	29,762
Total current liabilities	$2,689,292	$2,796,406

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes, net	3,390,438	3,396,398
Lease liabilities	138,354	140,085
Non-current other liabilities	85,713	83,470
Non-current income taxes payable	129,529	125,834
Deferred tax liability	788,816	812,486
Commitments and contingencies	—	—
Total Liabilities	$7,222,142	$7,354,679

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
79,464,252 shares issued and outstanding at March 31, 2025 and
80,756,860 shares issued and outstanding at December 31, 2024	6,505	6,586
Additional paid-in capital	7,037,344	7,020,231
Other undenominated capital	1,389	1,304
Accumulated other comprehensive loss	(173,191)	(229,929)
Retained earnings	2,628,808	2,724,807
Total Shareholders' Equity	$9,500,855	$9,522,999
Total Liabilities and Shareholders' Equity	$16,722,997	$16,877,678

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024
(UNAUDITED)

	Three Months Ended
	March 31, 2025	March 31, 2024
	(in thousands)
Cash flows provided by operating activities:
Net income	$154,151	$187,438

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	95,958	149,181
Reduction in carrying value of operating right-of-use assets	9,384	11,472
Amortization of financing costs and debt discount	1,480	3,907
Stock compensation expense	12,359	13,181
Deferred tax benefit	(25,014)	(35,145)
Unrealized foreign exchange movements	18,081	(1,027)
Other non-cash items	8,240	4,629
Changes in operating assets and liabilities:
Accounts receivable	9,706	(80,431)
Unbilled revenue	84,155	(42,546)
Unearned revenue	(122,305)	56,485
Other net assets	22,045	59,932
Net cash provided by operating activities	268,240	327,076

Cash flows used in investing activities:
Purchase of property, plant and equipment	(28,907)	(27,152)
Purchase of subsidiary undertakings (net of cash acquired)	(2,537)	(7,831)
Movement of available for sale investments	—	(1)
Proceeds from investments in equity	103	—
Purchase of investments in equity	(5,941)	(4,381)
Net cash used in investing activities	(37,282)	(39,365)

Cash flows used in financing activities:
Drawdown of credit lines and loan facilities	50,000	50,000
Repayment of credit lines and loan facilities	(57,440)	(330,000)
Proceeds from exercise of equity compensation	4,763	16,305
Share issue costs	(5)	(4)
Repurchase of ordinary shares	(250,000)	—
Share repurchase costs	(150)	—
Net cash used in financing activities	(252,832)	(263,699)

Effect of exchange rate movements on cash	9,787	(6,032)
Net (decrease) / increase in cash and cash equivalents	(12,087)	17,980
Cash and cash equivalents at beginning of period	538,785	378,102
Cash and cash equivalents at end of period	$526,698	$396,082

ICON plc
RECONCILIATION OF NON-GAAP MEASURES
FOR THE THREE MONTHS ENDED MARCH 31, 2025 AND MARCH 31, 2024
(UNAUDITED)

	Three Months Ended
	March 31, 2025	March 31, 2024
	(in thousands, except share and per share data)

Adjusted EBITDA
Net income	$154,151	$187,438
Income tax expense	19,603	28,324
Net interest expense	45,807	69,735
Depreciation and amortization	95,958	149,181
Stock-based compensation expense (a)	12,294	13,181
Foreign currency losses/(gains), net (b)	18,095	(10,814)
Restructuring (c)	39,346	—
Transaction and integration related costs (d)	5,404	6,991
Adjusted EBITDA	$390,658	$444,036

Adjusted net income and adjusted diluted net income per Ordinary Share
Net income	$154,151	$187,438
Income tax expense	19,603	28,324
Amortization	58,946	116,498
Stock-based compensation expense (a)	12,294	13,181
Foreign currency losses/(gains), net (b)	18,095	(10,814)
Restructuring (c)	39,346	—
Transaction and integration related costs (d)	5,404	6,991
Transaction-related financing costs (e)	1,465	3,907
Adjusted tax expense (f)	(51,035)	(57,012)
Adjusted net income	$258,269	$288,513

Diluted weighted average number of Ordinary Shares outstanding	80,924,355	83,249,303

Adjusted diluted net income per Ordinary Share	$3.19	$3.47

(a)Stock-based compensation expense represents the amount of recurring expense related to the company’s equity compensation programs (inclusive of employer related taxes).
(b)Foreign currency losses/(gains), net relates to losses or gains that arise in connection with the revaluation, or settlement, of non-US dollar denominated assets and liabilities. We exclude these losses and gains from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.
(c)Restructuring relates to charges incurred in connection with the company's realignments of its workforce, with the elimination of redundant positions.
(d)Transaction and integration related costs include expenses associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.
(e)Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.
(f)Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

ICON plc

Contact:	Investor Relations +1 888 381 7923
Nigel Clerkin Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1 888 381 7923
http://www.iconplc.com